# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maywood Acquisition Corp., CIK 0002028355
CUSIP: G6001J107
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 418 Broadway, #6441, Albany, New York (NY), 12207
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002062187
Persons authorized to receive notices and communications: Michael Blitzer, 418 Broadway, #6441, Albany, New York (NY), 12207, (718) 974-6945

## Reporting persons
- Inflection Point Fund I LP (CIK 0002062187): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 990,000; shared voting power 0; sole dispositive power 990,000; shared dispositive power 0; aggregate amount beneficially owned 990,000 (6.63% of the class)
  Comment: Reflects 990,000 Class B ordinary shares, par value $0.001 per share ("Class B Shares") of Maywood Acquisition Corp. ("Issuer"). The Class B Shares are convertible into Class A Shares as described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-284082), as amended, and have no expiration date.
  
  Inflection Point Fund I LP is controlled by Inflection Point GP I LLC. Michael Blitzer is the managing member of Inflection Point GP I LLC and has the sole voting and dispositive power of the securities held by Inflection Point Fund I LP. Accordingly, Inflection Point GP I LLC and Mr. Blitzer may be deemed to have beneficial ownership of securities reported herein.
  
  Based on an aggregate of 990,000 Class B Shares and 13,938,125 Class A Shares outstanding as of September 9, 2025.
- Inflection Point GP I LLC (CIK 0002062003): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 990,000; shared voting power 0; sole dispositive power 990,000; shared dispositive power 0; aggregate amount beneficially owned 990,000 (6.63% of the class)
  Comment: Reflects 990,000 Class B ordinary shares, par value $0.001 per share ("Class B Shares") of Maywood Acquisition Corp. ("Issuer"). The Class B Shares are convertible into Class A Shares as described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-284082), as amended, and have no expiration date.
  
  Inflection Point Fund I LP is controlled by Inflection Point GP I LLC. Michael Blitzer is the managing member of Inflection Point GP I LLC and has the sole voting and dispositive power of the securities held by Inflection Point Fund I LP. Accordingly, Inflection Point GP I LLC and Mr. Blitzer may be deemed to have beneficial ownership of securities reported herein.
  
  Based on an aggregate of 990,000 Class B Shares and 13,938,125 Class A Shares outstanding as of September 9, 2025.
- Michael Blitzer (CIK 0001458423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 990,000; shared voting power 0; sole dispositive power 990,000; shared dispositive power 0; aggregate amount beneficially owned 990,000 (6.63% of the class)
  Comment: Reflects 990,000 Class B ordinary shares, par value $0.001 per share ("Class B Shares") of Maywood Acquisition Corp. ("Issuer"). The Class B Shares are convertible into Class A Shares as described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-284082), as amended, and have no expiration date.
  
  Inflection Point Fund I LP is controlled by Inflection Point GP I LLC. Michael Blitzer is the managing member of Inflection Point GP I LLC and has the sole voting and dispositive power of the securities held by Inflection Point Fund I LP. Accordingly, Inflection Point GP I LLC and Mr. Blitzer may be deemed to have beneficial ownership of securities reported herein.
  
  Based on an aggregate of 990,000 Class B Shares and 13,938,125 Class A Shares outstanding as of September 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: Maywood Acquisition Corp.
Address of issuer's principal executive offices: 418 Broadway, #6441, Albany, New York (NY), 12207
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Class A ordinary shares, par value $0.0001 per share (the "Class A Shares"), of Maywood Acquisition Corp., a Cayman Islands exempted company (the "Issuer"). The principal executive offices of the Issuer are located at 418 Broadway, #6441, Albany, NY 12207.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Inflection Point Fund I, LP ("IPF"), Inflection Point GP I LLC ("IPG") and Michael Blitzer (collectively, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is as follows: 167 Madison Ave, Suite 205 #1017, New York, New York 10016.
Present principal occupation or employment: Mr. Blitzer serves as the Issuer's Chief Executive Officer and Chairman of the Board. Mr. Blitzer also serves as (i) the Chief Executive Officer and Chairman of Inflection Point Acquisition Corp. III, a special purpose acquisition company, with an address of 167 Madison Ave, Suite 205 #1017, New York, New York 10016, (ii) the President and Chief Executive Officer of Bleichroeder Acquisition Corp. I, a special purpose acquisition company, with an address of 1345 Avenue of the Americas, Floor 47, New York, NY 10105, (iii) a director of Intuitive Machines, Inc. (Nasdaq: LUNR), a space technology, infrastructure, and services company, with an address of 13467 Columbia Shuttle Street, Houston, TX 77059, (iv) chair of the board of directors of USA Rare Earth, Inc. (Nasdaq: USAR), a rare earth magnet manufacturer company, with an address of 100 W. Airport Road, Stillwater, OK 74075, and (v) the founder and co-Chief Executive Officer of Kingstown Capital Management, an private asset management company. Mr. Blitzer is also the Chief Investment Officer of IPF and the sole managing member of IPG, the general partner of IPF.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Inflection Point Fund I, LP is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purchase Agreement

On September 9, 2025, Maywood Sponsor, LLC (the "Sponsor") entered into a Securities Transfer Agreement (the "Transfer Agreement") with IPF (the "Acquirer"). Pursuant to the Transfer Agreement, Sponsor agreed (i) to sell to Acquirer, and Acquirer agreed to purchase from Sponsor, an aggregate of 990,000 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the "Class B Shares"), and (ii) to assign the $500,000 aggregate principal amount promissory note, dated February 12, 2025, issued by the Issuer to the Sponsor in connection with the Issuer's initial public offering, for an aggregate purchase price (the "Purchase Price") of $1,800,000.

On September 9, 2025 ("Closing Date"), IPF paid the Purchase Price for the Class B Shares.

Pursuant to the Transfer Agreement, on September 9, 2025, the Issuer's existing executive officers and directors (other than Zikang Wu, the then Chairman and Chief Executive Officer and current Chief Financial Officer) delivered executed resignation letters and Mr. Blitzer was appointed Chairman and Chief Executive Officer of the Issuer. As a result, pursuant to the resignation letters, immediately prior to the Closing, the Issuer's existing officers, other than Zikang Wu solely in his capacity as Chief Financial Officer and all of the Issuer's existing directors, other than Zikang Wu, were replaced by persons designated by IPF, effective on September 11, 2025.

Indemnification Agreement

On September 9, 2025, in connection with the execution of the Transfer Agreement, the Issuer and IPF entered into an Indemnity Agreement (the "Indemnification Agreement"). Pursuant to the Indemnification Agreement, the Issuer will indemnify, exonerate and hold harmless IPF and its shareholders, members, directors, managers, officers, control persons, affiliates, agents, advisors, consultants and representatives (together with the Purchaser, each, an "Indemnified Person") from and against any and all claims, losses, liabilities, obligations, judgments, settlements, fees, costs, expenses, and the like, arising out of or relating to any pending or threatened claim, action, suit, proceeding, or investigation against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to the Issuer's operations or conduct of its business, the Issuer's initial business combination, the IPF's ownership of equity interests of the Issuer, and/or any claim against an Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of the Issuer, or any express or implied association with the Issuer or any of its affiliates. The Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Indemnified Person of any other agreement between such Indemnified Person and the Issuer, or (b) the willful misconduct, gross negligence or bad faith of such Indemnified Person.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to his investment in the Issuer as he deems appropriate. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of the Reporting Persons or in which the Reporting Persons otherwise have an equity or other interest.

In addition, as the Chairman and Chief Executive Officer of the Issuer, Mr. Blitzer will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer's shareholders in connection therewith. The Reporting Persons are expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, the Reporting Persons may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may purchase ordinary shares of the Issuer and/or rights in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer's initial business combination. The purpose of any such purchases of shares could be to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer's initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of rights could be to reduce the number overhang of the rights on the outstanding share capital. Any such purchases of the Issuer's securities may result in the completion of an initial business combination that may not otherwise have been possible.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate number of Class A Shares owned by the Reporting Persons is 990,000 shares, which includes 990,000 Class A Shares issuable upon the conversion of 990,000 Class B Shares held by the reporting person which may be converted at any time and from time to time at the option of the Reporting Persons. The Reporting Persons' aggregate percentage of beneficial ownership is approximately 6.63%. References to percentage ownership of Class A Shares in this Schedule 13D are based upon the 13,938,125 Class A Shares outstanding as of September 9, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over the Class A Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Founder Shares

Pursuant to an amended and restated letter agreement, dated as of September 9, 2025, by and among the Issuer and the Reporting Persons, the Founder Shares are subject to certain transfer restrictions. The Reporting Persons have agreed not to transfer, assign or sell any of the Founder Shares until the earlier of (i) one year after the completion of Issuer's initial business combination or earlier if, subsequent to the Issuer's initial business combination, the closing price of the Class A Shares (or shares of common equity of the combined company) equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any consecutive 30-trading day period commencing at least 150 days after the Issuer's initial business combination and (ii) subsequent to the Issuer's initial business combination, the date on which the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Issuer's shareholders having the right to exchange their Class A Shares for cash, securities or other property.

The 990,000 Class B Shares held by the Reporting Persons are convertible at any time at the option of the Reporting Persons and will automatically convert into 990,000 Class A Shares concurrently with or immediately following the consummation of the Issuer's initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as described in the Issuer's amended and restated memorandum and articles of association. If additional Class A Shares or equity-linked securities are issued or deemed issued in connection with the Issuer's initial business combination, the number of Class A Shares issuable upon conversion of all Class B Shares is subject to adjustment pursuant to the terms of the Issuer's amended and restated memorandum and articles of association.

Joinder to Registration Rights Agreement

On September 9, 2025, the Reporting Persons executed a joinder agreement to become a party to that certain Registration Rights Agreement (the "Registration Rights Agreement"), dated February 12, 2025, originally entered into in connection with the Issuer's initial public offering.

The Reporting Persons, as holders of the Founder Shares (including the Class A Shares underlying the Founder Shares), will be entitled to registration rights pursuant to the Registration Rights Agreement. The Registration Rights Agreement requires the Issuer to register such securities for resale. In the case of the Founder Shares, registration rights will apply only after they are converted into Class A ordinary shares.

The Reporting Persons are entitled to make up to three demands, excluding short-form demands, to register such securities. In addition, the Reporting Persons will have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Assignment of Promissory Note

On September 9, 2025, the Sponsor assigned the $500,000 aggregate principal amount promissory note, dated February 12, 2025, issued by the Issuer to the Sponsor in connection with the IPO (the "Note"). The Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Issuer's initial business combination, or (b) the date of the Issuer's liquidation. The Note is not convertible into any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Securities Transfer Agreement, dated as of September 9, 2025, by and between Maywood Sponsor LLC and Inflection Point Fund I LP.

2 Indemnification Agreement, dated as of September 9, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2025).

3 Amended and Restated Letter Agreement, dated as of September 9, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2025).

4 Joinder to Registration Rights Agreement, dated as of September 9, 2025, by and between Maywood Acquisition Corp. and Inflection Point Fund I LP.

## Signatures
- Inflection Point Fund I LP: /s/ Michael Blitzer, Managing Member of the General Partner of Inflection Point Fund I LP (09/16/2025)
- Inflection Point GP I LLC: /s/ Michael Blitzer, Managing Member of Inflection Point GP I LLC (09/16/2025)
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer (09/16/2025)